Exhibit 99.2

August 28, 2020

To all concerned parties:

Investment Corporation
Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
Representative:	Shuichi Namba, Executive Director
URL: https://www.jrf-reit.com/english/

Investment Corporation
MCUBS MidCity Investment Corporation (Tokyo Stock Exchange Company Code: 3227)
Representative:	Katsuhiro Tsuchiya, Executive Director
URL: https://www.midcity-reit.com/english/

Asset Management Company
Mitsubishi Corp.-UBS Realty Inc.
Representative:	Katsuji Okamoto, President & CEO
Inquiries:	Keita Araki, Executive Director & Head of Retail Division
TEL: +81-3-5293-7081
Katsura Matsuo, Executive Director & Head of Office Division
TEL: +81-3-5293-4150

Notice Concerning the Forecasts for Operating Results and Distributions

Subsequent to the Merger of Japan Retail Fund Investment Corporation and

MCUBS MidCity Investment Corporation for the Fiscal Period ending August 31, 2021 (the 39th Fiscal Period)

Japan Retail Fund Investment Corporation (“JRF”) and MCUBS MidCity Investment Corporation (“MMI”), have today at each investment corporation’s Board of Directors meetings, resolved to undertake an absorption-type merger, with March 1, 2021 as the effective date, whereby JRF will be the surviving corporation and MMI will be the dissolving corporation in the merger (the “Merger”), and have today also executed a merger agreement (the “Merger Agreement”) to that effect as set forth below, as described in the “Notice Concerning Execution of the Merger Agreement by and between Japan Retail Fund Investment Corporation and MCUBS MidCity Investment Corporation” released today.

To unitholders in the United States:

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

In association with this, the forecasts for the operating results and distributions for the fiscal period ending August 31, 2021 (the 39th fiscal period : March 1, 2021 to August 31, 2021) of the surviving corporation after the Merger, JRF (the corporate name is to be changed to “Japan Metropolitan Fund Investment Corporation” after the Merger; the surviving corporation after the Merger will be hereinafter referred to as “JMF”) are announced as follows.

1.	Forecasts for operating results and distributions for the fiscal period ending August 31, 2021 (the 39th fiscal period: March 1, 2021 to August 31, 2021)

	Operating revenues (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Distributions per unit (yen) (exclusive of distributions in excess of retained earnings)	Distributions in excess of retained earnings per unit (yen)
For the six months ended August 31, 2021	39,689	16,663	14,590	59,697	2,286	0

(Note 1)	Number of forecasted investment units issued at the end of the fiscal period is 6,989,091 units.
(Note 2)	The fiscal period of JRF is from March 1 to the end of August every year and from September 1 to the end of February of the following year, and the fiscal period of JRF before and after the Merger will remain the same.
(Note 3)	The figures above are forecasts as of this moment calculated based on the terms and conditions stated in the Exhibit “Assumptions Underlying the Forecast of Operation for the Fiscal Period ending August 31, 2021 (the 39th Fiscal Period),” and actual operating revenue, operating income, ordinary income, net income and distributions per unit could fluctuate according to future acquisition or disposition of properties, transition in property market movements or other changes in circumstances. In addition, these forecasts do not guarantee the distribution amounts.
(Note 4)	The figures above are based on the assumption that an estimated negative goodwill resulting from the Merger is 45,107 million yen, which will be entirely reported as extraordinary profit for the fiscal period ending August 31, 2021 (the 39th fiscal period). The amount of negative goodwill may vary from the above. For details, please refer to “Extraordinary gain (negative goodwill gain)” of the exhibit, “Assumptions Underlying the Forecast of Operation for the Fiscal Period ending August 31, 2021 (the 39th Fiscal Period)”.
(Note 5)	Distributions are calculated based on the assumptions that a total of 15,977 million yen (distributions per unit: 2,286 yen) will be distributed. Such distribution amount is calculated by deducting 43,750 million yen, which is derived by appropriating the amount equivalent to the merger fee and merger-related expenses, etc. of 1,357 million yen out of the gain from negative goodwill of 45,107 million yen and will be reserved as reserve for temporary difference adjustment, from sum of unappropriated retained earnings at the end of the fiscal period amounting to 59,697 million yen and reversal of reserve for temporary difference adjustment amounting to 31 million yen.
(Note 6)	Forecasts may be revised if results are expected to deviate from the above forecasts beyond a certain level.
(Note 7)	Figures of less than one unit are truncated.

END

* Websites of JRF and MMI

Japan Retail Fund Investment Corporation:     https://www.jrf-reit.com/english/

MCUBS MidCity Investment Corporation:     https://www.midcity-reit.com/english/

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Exhibit]

Assumptions Underlying the Forecast of Operation for the Fiscal Period ending August 31, 2021 (the 39th Fiscal Period)

Item	Assumption
Accounting period	The fiscal period ending August 31, 2021 (the 39th fiscal period) (March 1, 2021 to August 31, 2021) (184 days) * It is assumed that the Merger will come into effect on March 1, 2021.

Assets under Management

•  We assume that, in addition to the 101 properties owned by JRF as of today, the property to be acquired as announced in “Notice Concerning Acquisition of Trust Beneficiary Right in Real Estate in Japan (G-Bldg. Tenjin Nishi-dori 02)” released on August 26, 2020 will be added, and JRF will succeed the trust beneficiary interests in 25 properties and a silent partnership interest held by MMI as of today in association with the Merger.

•  We also assume that no other changes of the assets under management (new property acquisition and disposition of owned properties, etc., excluding reconstruction of owned properties) will occur prior to the end of the fiscal period ending August 31, 2021 (the 39th fiscal period).

•  The actual number may vary according to potential acquisition of new properties or disposition of any of the properties in the portfolio, etc.

Number of issued investment units

•  We assume that the number of issued investment units of JRF will be 6,989,019 units, calculated by adding 1,784,125 units to be newly issued in association with the Merger to the total JRF investment units outstanding (5,204,966 units) after the scheduled two-to-one unit split with the record date and effective date set on February 28, 2021 and March 1, 2021, respectively. For details of such unit split, please refer to “Notice Concerning Investment Unit Split” released today.

•  The number of new investment units to be issued by JRF through the Merger is not yet determined as of this moment and could fluctuate due to whether or not the right to demand the purchase of units will be exercised, etc. The number of such new investment units will be promptly announced as soon as they are finalized after March 1, 2021, the effective date of the Merger.

•  In addition to the above, we assume that there will be no additional issuance of new investment units or acquisition / cancellation of own investment units until the end of the fiscal period ending August 31, 2021 (the 39th fiscal period).

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Interest- bearing debt

•  JRF’s interest-bearing debt as of today stands at 411,725 million yen, the breakdown of which is short-term debts of 7,000 million yen, long-term debts of 360,225 million yen and investment corporation bonds (including Green Bonds) of 44,500 million yen.

•  In addition to the above, MMI’s interest-bearing debt as of today stands at 126,975 million yen, which comprises long-term debts of 118,975 million yen and investment corporation bonds of 8,000 million yen. We assumed that JRF will succeed them.

•  Short-term debts of 7,000 million yen, long-term debts of 68,825 million yen and investment corporation bonds of 1,500 million yen are to be repaid or redeemed during the fiscal period ending August 31, 2021 (the 39th fiscal period). We assume that we will repay them through funding including debt financing.

Operating revenues

•  Rent and other operating revenues are calculated based on the lease contracts effective as of today.

•  The rent level and estimated vacancy are calculated taking into account the negotiations with our tenants and other relevant factors that took place until today.

•  We assume that there will be no arrears or nonpayment of rent by our tenants by the end of the fiscal period ending August 31, 2021 (the 39th fiscal period).

•  We assume that there will be no temporary rent reduction due to the impact of COVID-19 during the fiscal period ending August 31, 2021 (the 39th fiscal period).

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Operating expense

•  The taxes and public charge are assumed to be 3,547 million yen.

•  With respect to fixed property taxes, city planning taxes and depreciable assets taxes (“taxes on property and equipment”) on properties owned by JRF, the tax amount assessed and payable for each corresponding accounting period will be recorded as property related expenses. However, should any need arise for settlement, such as a need to pay settlement amount for taxes on property and equipment, in relation to new property acquisitions to be made during the year in which the accounting period falls (“amounts equivalent to taxes on property and equipment”), such settlement amounts will be included in the acquisition cost of the properties and therefore are not recorded as expenses for such accounting.

•  We assume that repair and maintenance expense will be 946 million yen. However, repair and maintenance expenses may vary substantially from the estimate since such expenses may be incurred due to unpredictable reasons.

•  We assume that depreciation will be 6,502 million yen. As the book value of the properties, etc. to be succeeded by JRF from MMI as of the effective date of the Merger is not finalized yet as of the date of this document, the actual amount of depreciation may vary from the above estimate.

•  We assume that property management fees will be 793 million yen, and building management fees will be 2,408 million yen.

•  We assume that we will incur losses of 21 million yen, respectively, on disposal of property related to the facility update, etc. at each property. With respect to the loss on disposal of property described above, those related to properties whose estimated useful lives are determined to be revised as a result of the change in the estimate from an accounting perspective will be treated as depreciation.

•  The asset management fee is based on the assumption that the ongoing asset management fee structure of JRF will not be changed.

•  We assume that the merger fee of 1,000 million yen, part of the asset management fee, and merger-related expenses of 357 million yen will be incurred as temporary expenses related to the Merger.

Non-operating expenses

•  We assume that non-operating expenses (including interest expense, loan-related costs, interest expenses on investment corporation bonds and amortization of unit issuance costs, etc.) will be 2,073 million yen and that reversal of deferred revenues of 42 million yen will be deducted from the interest expense. The amount of such deferred revenues is equal to the market value of interest-rate swap of MMI as of June 30, 2020, which is 214 million yen. However, actual amount to be recorded may vary substantially from the above estimate as it will be represented by the market value as of the end of February 2021.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Extraordinary gain (negative goodwill gain)

•  The negative goodwill gain to be recorded from the Merger is estimated at 45,107 million yen, and in accordance with the Accounting Standard for Business Combinations (Corporate Accounting Standard No. 21, last amended on January 16, 2019), the amount will be recorded as extraordinary gain in full for the fiscal period ending August 31, 2021.This amount is an estimate based on the assumption of 327,575 million yen as total amounts of assets acquired from MMI, the corporation being acquired under the Accounting Standard for Business Combinations ; 145,520 million yen as total amounts of assumed liabilities from MMI, the corporation being acquired under the Accounting Standard for Business Combinations; and 131,579 million yen as Merger acquisition costs (estimated using the closing price of 147,500 yen on August 26, 2020 for an investment unit of JRF (acquiring corporation) , which is consideration for the Merger. The amount of negative goodwill gain as of the effective date of the Merger has not been definitively determined and may change from the above amount. In addition, goodwill may occur depending on the investment unit price of JRF.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

Distributions per unit

•  Distributions per unit is calculated in accordance with the cash distribution policy stipulated in the Articles of Incorporation of JMF.

•  Distributions are calculated based on the assumptions that a total of 15,977 million yen (distributions per unit: 2,286 yen) will be distributed. Such distribution amount is calculated by deducting 43,750 million yen, which is derived by appropriating the amount equivalent to the merger fee and merger-related expenses, etc. of 1,357 million yen out of the negative goodwill gain of 45,107 million yen and will be reserved as reserve for temporary difference adjustment, from sum of unappropriated retained earnings at the end of the fiscal period amounting to 59,697 million yen and reversal of reserve for temporary difference adjustment amounting to 31 million yen.

•  It is assumed that JRF’s reserve for temporary difference adjustment will be reversed in at least a 50-year equal payment (31 million yen) each fiscal period starting in the fiscal period ended August 31, 2017 (the 31st fiscal period).

•  With respect to the negative goodwill set forth in the assumptions for extraordinary gain, except for the portion that will be applied to distributions for the purpose of avoiding the impact that the merger fee and merger-related expenses will have on distributions per unit, the majority of such unapplied portion (the amount necessary for satisfying conduit (pay-through) taxation requirements) will be set aside as retained earnings for temporary difference adjustment as stipulated in the rules concerning investment corporation calculations. Retained earnings for temporary difference adjustment will be reversed in at least a 50-year equal payment (437 million yen) each fiscal period starting in the 40th fiscal period ending February 2022.

•  Since amounts of tax loss carryforwards will be removed after the fiscal period ending August 31, 2020 (the 37th fiscal period), it was assumed that additional tax imposition that results from the inconsistencies between tax and accounting treatment would be avoided by reversing retained earnings for temporary difference adjustment. However, after the fiscal period ending August 31, 2021 (the 39th fiscal period), it is now assumed that no additional taxable income will be incurred as a result of the new inconsistencies between tax and accounting treatment in association with the Merger.

Distributions in excess of retained earnings per unit	• We do not plan to make distributions in excess of retained earnings for the moment.

Others

•  We assume that there will be no amendments to laws, accounting standards and the tax systems, etc. that affect the above forecast figures in Japan. We also assume that there will be no unforeseen significant changes in general economic trends and property market movements in Japan.

Disclaimer: This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.